SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

_________________

FORM 11-K

_________________

☑ ANNUAL REPORT Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission File No. 000-26719

Mercantile Bank of Michigan 401(k) Plan

Mercantile Bank Corporation

(Name of issuer of the securities held pursuant to the plan)

310 Leonard Street NW, Grand Rapids, Michigan, 49504

(full address of the executive office)

REQUIRED INFORMATION

THE MERCANTILE BANK OF MICHIGAN 401(K) PLAN IS SUBJECT TO THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 (ERISA). IN LIEU OF THE REQUIREMENTS OF ITEMS 1, 2 AND 3 OF FORM 11-K FOR ANNUAL REPORTS, THE FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN FOR THE TWO YEARS ENDED DECEMBER 31, 2019 AND 2018, WHICH HAVE BEEN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA, ARE INCLUDED IN THIS REPORT.

Mercantile Bank of Michigan 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator

Mercantile Bank of Michigan 401(k) Plan

Grand Rapids, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of Michigan 401(k) Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2006.

Grand Rapids, Michigan

June 26, 2020

Mercantile Bank of Michigan 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2019	2018

Assets

Investments, at fair value
Mutual funds	$56,345,170	$45,911,177
Mercantile Bank Corporation common stock	14,609,226	11,634,303
Money market fund	2,696,632	2,075,076

Total investments	73,651,028	59,620,556

Notes receivable from participants	891,772	762,636
Accrued investment income	15,815	13,703

Net Assets Available for Benefits	$74,558,615	$60,396,895

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2019	2018

Additions

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$12,004,704	$(8,671,499)
Interest and dividends	2,760,506	3,153,991

Total investment income (loss)	14,765,210	(5,517,508)

Contributions:
Employer	1,731,205	1,563,965
Employee	2,912,684	2,724,094
Rollover	99,942	842,504

Total contributions	4,743,831	5,130,563

Interest from notes receivable	48,033	33,558

Total Additions	19,557,074	(353,387)

Deductions

Benefits paid to participants	5,214,476	3,379,141
Administrative expenses	180,878	175,554

Total Deductions	5,395,354	3,554,695

Net increase (decrease)	14,161,720	(3,908,082)

Net Assets Available for Benefits, beginning of year	60,396,895	64,304,977

Net Assets Available for Benefits, end of year	$74,558,615	$60,396,895

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

1.     Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank of Michigan (“Bank”), effective January 1, 1998. The Plan was amended and restated effective January 1, 2019. The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility and Enrollment

The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. Eligible employees can enter the Plan on the first day of the month following date of hire. For newly eligible employees, the Plan provides automatic enrollment for the employee at an amount equal to 5% of compensation, until such time as the employee elects a different percentage or elects no contributions.

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also make after tax Roth contributions, and may roll over account balances from other qualified defined benefit or defined contribution plans into their account.

The Bank makes safe harbor matching contributions equal to 100% of the first 4.25% of compensation deferred by each participant subject to certain limitations as specified in the Plan Document. There was an amendment in 2018 to increase the match to 5% as of April 1, 2018. The Bank may also make a discretionary profit-sharing contribution subject to certain limitations as specified in the Plan Agreement. There were no profit-sharing contributions in 2019 or 2018.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution, and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their elective deferrals and all employer contributions and earnings thereon.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

Notes Receivable From Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates on notes receivable outstanding as of December 31, 2019 ranged from 3.25% to 6.50%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the notes were used to purchase a primary residence, in which case the note terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount. An installment option was added as of January 1, 2018. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Certain administrative expenses are paid by the Plan Sponsor. Certain fees incurred as a result of participant-directed transactions (e.g., participant loan origination and distribution fees) are passed on to the participant. A trustee fee is paid to Greenleaf Trust, which is calculated quarterly based on the market value of the Plan assets and allocated to participant accounts on a quarterly basis.

2.     Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2019 and 2018, approximately 20% and 19%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable – Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Event- COVID-19

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks to the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. As such, it is uncertain as to the full magnitude that the pandemic will have on the Bank’s financial condition, liquidity, and future results of operations. Management is actively monitoring the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, the Bank is not able to estimate the effects of the COVID-19 outbreak on its results of operations, financial condition, or liquidity for fiscal year 2020.

This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, President Trump signed into law the “Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.” The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management is currently evaluating the impact of the CARES Act on the Plan’s provisions, operations and financial statements.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

3. Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There were no changes in the methodologies used at December 31, 2019 or 2018.

Money market and mutual funds - Valued at quoted market prices in an exchange and active market, which represent the net asset value of shares held by the Plan.

Mercantile Bank Corporation common stock - Valued at the closing price reported on the active market on which the security is traded.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2019 and 2018. There were no significant transfers in or out of Levels 1, 2 or 3 in 2019 or 2018.

	Investments at Fair Value

December 31, 2019	Level 1	Level 2	Level 3	Total

Mutual funds	$56,345,170	$-	$-	$56,345,170
Common stock	14,609,226	-	-	14,609,226
Money market fund	2,696,632	-	-	2,696,632

Investments, at fair value	$73,651,028	$-	$-	$73,651,028

	Investments at Fair Value

December 31, 2018	Level 1	Level 2	Level 3	Total

Mutual funds	$45,911,177	$-	$-	$45,911,177
Common stock	11,634,303	-	-	11,634,303
Money market fund	2,075,076	-	-	2,075,076

Investments, at fair value	$59,620,556	$-	$-	$59,620,556

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

4.     Related Party Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 400,582 and 411,688 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2019 and 2018, respectively, represent approximately 2.44% and 2.49% of the Corporation’s outstanding shares as of December 31, 2019 and 2018, respectively.

Cash dividends of $428,116 and $670,173 were paid to the Plan by Mercantile Bank Corporation during 2019 and 2018, respectively.

5.     Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

6.     Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Bank by a letter dated August 7, 2014 that the amended and restated Plan effective January 1, 2013 and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2019 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress.

Mercantile Bank of Michigan 401(k) Plan

Schedule of Assets (Held at End of Year)

EIN: 38-3360868

Plan Number: 001

December 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Mutual funds
	Blackrock Equity Dividend Fund	127,333	shares	**	$2,657,448
	Fidelity Advisor New Insights	87,145	shares	**	2,869,698
	Franklin Small Cap Value R6	11,977	shares	**	617,903
	JPMorgan Mid Cap Value R6	23,376	shares	**	926,875
	Hartford International Opportunities Y	83,478	shares	**	1,437,495
	Wasatch Core Growth Institutional	12,238	shares	**	889,218
	T Rowe Price Mid Cap Growth Fund	22,686	shares	**	2,162,205
	Vanguard 500 Index Admiral Shares	21,732	shares	**	6,479,111
	Vanguard Mid Cap Index Admiral Shares	7,524	shares	**	1,660,195
	Vanguard Small Cap Index Admiral Shares	17,865	shares	**	1,417,926
	Delaware Emerging Market	29,821	shares	**	614,907
	Matthews Pacific Tiger Fund	14,249	shares	**	409,098
	Vanguard Total International Index Admiral	62,175	shares	**	1,857,168
	T Rowe Price Balanced I Fund	50,863	shares	**	599,166
	T Rowe Price Spectrum Conservative Allocation Fund	72,440	shares	**	1,446,630
	T Rowe Price Retirement 2010 Fund	4,021	shares	**	49,215
	T Rowe Price Retirement 2015 Fund	27,273	shares	**	339,550
	T Rowe Price Retirement 2020 Fund	334,620	shares	**	4,340,022
	T Rowe Price Retirement 2030 Fund	726,612	shares	**	9,889,194
	T Rowe Price Retirement 2040 Fund	463,877	shares	**	6,508,197
	T Rowe Price Retirement 2045 Fund	174,705	shares	**	2,479,064
	T Rowe Price Retirement 2050 Fund	170,108	shares	**	2,405,334
	T Rowe Price Retirement 2060 Fund	21,252	shares	**	303,684
	Vanguard Intermediate Term Treasury Admiral	25,459	shares	**	288,706
	Vanguard Short Term Treasury ADM	21,439	shares	**	227,035
	Vanguard Short Term Invest Grade Fund Admiral	118,095	shares	**	1,267,164
	Vanguard Total Bond Market Admiral Shares	199,363	shares	**	2,202,962

	Total mutual funds				56,345,170

	Common stock
*	Mercantile Bank Corporation	400,582	shares	**	14,609,226

	Money market fund
	Northern Institutional Treasury Portfolio	2,696,632	shares	**	2,696,632

	Total Investments, at Fair Value				$73,651,028

*	Notes Receivable From Participants	(3.25% to 6.50%)			$891,772

* A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan 401(k) Plan

/s/ Lonna L. Wiersma
Date: June 26, 2020	Lonna L. Wiersma, Plan Administrator